Exhibit 99.1

Ozon Comments on its $750 million Senior Unsecured Convertible Bonds due 2026

March 9, 2022 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), a leading Russian e-commerce platform, provides further update on the potential impact of the continued suspension of trading of the Company’s American Depositary Shares, each representing one ordinary share of the Company (“ADSs”), on the NASDAQ Global Select Market (“NASDAQ”) on its $750 million 1.875 per cent. senior unsecured convertible bonds due 2026 (“Bonds”), issued by the group’s Cypriot holding company, Ozon Holdings PLC.

As previously stated in the Company’s press release, dated March 4, 2022, trading of the Ozon’s ADSs on NASDAQ was suspended by NASDAQ on February 28, 2022, and remains suspended. Under the terms of the Bonds, a “Delisting Event” occurs if, among other things, trading of the ADSs on NASDAQ is suspended for a period of seven dealing days or more. As a result, a Delisting Event under the Bonds has occurred following the close of trading on March 8, 2022 as trading did not resume. The Company continues to operate as usual and had approximately RUB 113 billion as of February 28, 2022 in liquidity to support ongoing operational needs and financial obligations. The Company’s liquidity is mostly held in deposits in Russia. The restrictions under the Russian capital control regulations may affect the Company’s ability to transfer cash funds from the Company’s Russian subsidiaries to its Cypriot holding company, which is the issuer of the Bonds.

The Company has commenced work to develop a proposal to the bondholders to address the Delisting Event and is in the process of retaining legal and financial advisors to assist with the proposal. The Company will present the proposal for consideration and approval by the bondholders ahead of the “put date” which is the fourteenth New York City business day following the end of the 60-day period commencing on the later of the date of the “Delisting Event” or the date that the notice thereof is given to bondholders.

About Ozon

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Ozon’s platform offers one of the widest selections of goods across multiple product categories. Ozon’s country-wide warehouse footprint includes around one million square meters. Its infrastructure enables Ozon to provide Russian population with a fast and convenient delivery via couriers, pick-up points and parcel lockers. Ozon’s extensive logistics and fast-developing marketplace allow over 90 thousand entrepreneurs to sell their products across Russia’s 11 time zones to more than 25 million customers. In addition to its core e-commerce business, Ozon is expanding Ozon fintech and other value-added services, such as its quick commerce and online grocery solution Ozon Express. For more information, please visit https://corp.ozon.com/.

Contacts

Investor Relations

Maryia Berasneva-McNamara, Head of Investor Relations, Ozon

ir@ozon.ru

Press Office

Maria Zaikina, Director of Public & Industry Relations, Ozon

pr@ozon.ru

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our” or “us”, or the “Company”). All statements contained in this press release that do not relate to matters of historical fact disclosed in due course by the Company should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, the events in Ukraine and related sanctions, negative global or Russian political and economic conditions, potential negative developments in the COVID-19 pandemic, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Please refer to our filings with the U.S. Securities and Exchange Commission concerning factors that could cause actual results to differ materially from those described in our forward-looking statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

This press release contains preliminary estimates as of February 28, 2022. This information has not been audited or reviewed by the Company’s auditors. The preliminary estimates disclosed in this press release are based on the Company’s internal management accounts and records based on currently available preliminary information and, therefore, may change.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.